Exhibit 12
BB&T Corporation
Earnings To Fixed Charges

	Year Ended December 31,
	2016	2015	2014	2013	2012

	(Dollars in millions)
Earnings:
Income before income taxes	$3,500	$2,917	$3,127	$3,283	$2,945
Plus:
Fixed charges	843	819	843	967	1,130
Distributions from equity method investees	5	8	9	9	6
Less:
Capitalized interest	3	2	1	—	—
Income (loss) from equity method investees	(9)	(3)	—	9	3
Earnings	4,354	3,745	3,978	4,250	4,078

Less:
Interest on deposits	251	233	239	301	429
Earnings, excluding interest on deposits	$4,103	$3,512	$3,739	$3,949	$3,649

Fixed charges:
Interest expense	$745	$735	$768	$891	$1,060
Capitalized interest	3	2	1	—	—
Interest portion of rent expense	95	82	74	76	70
Total fixed charges	843	819	843	967	1,130
Less:
Interest on deposits	251	233	239	301	429
Total fixed charges, excluding interest on deposits	592	586	604	666	701

Dividends/accretion on preferred stock (1)	239	203	210	222	90

Total fixed charges and preferred dividends	$1,082	$1,022	$1,053	$1,189	$1,220

Total fixed charges and preferred dividends, excluding interest on deposits	$831	$789	$814	$888	$791

Earnings to fixed charges:
Including interest on deposits	5.16x	4.57x	4.72x	4.40x	3.61x
Excluding interest on deposits	6.93x	5.99x	6.19x	5.93x	5.21x

Earnings to fixed charges and preferred dividends:
Including interest on deposits	4.02x	3.66x	3.78x	3.57x	3.34x
Excluding interest on deposits	4.94x	4.45x	4.59x	4.45x	4.61x
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(1)	Dividends on preferred stock have been grossed up by the effective tax rate for the period.